RELIANCE Natural Resources

Anil Dhirubhai Ambani Group


10015157

RECEIVED
2010 FEB -3 A 12:

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

January 29, 2010

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Exemption No: 82-35009

SUPPL

Dear Mr Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated January 30, 2010, forwarding therewith the letter giving initial disclosure as required under SEBI (Prohibition of Insider Trading) Regulations, 1992 from Shri Dhiren Parekh, the Chief Financial Officer of the Company appointed on January 29, 2010.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully,
For Reliance Natural Resources Limited



Ashish S Karyekar
Company Secretary

Encl.:



RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

January 29, 2010

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532709

Dear Sir

Sub: Initial Disclosure as required under SEBI (Prohibition of Insider Trading) Regulations, 1992

We wish to inform you that with effect from January 29, 2010, Shri Dhiren Parekh has been appointed by the Company as Chief Financial Officer in place of Shri Ashish Tambawala.

The initial disclosure received from Shri Dhiren Parekh in terms of Regulation 13 of the SEBI (Prohibition of Insider Trading) Regulations, 1992 is enclosed.

Kindly inform your members.

Thanking you,

Yours faithfully,
For Reliance Natural Resources Limited



Ashish S Karyekar
Company Secretary

Encl.:

RELIANCE Natural Resources
Anit Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

January 29, 2010

Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38
Email: cmlist@nse.co.in
NSE Symbol: RNRL

Dear Sir

Sub: Initial Disclosure as required under SEBI (Prohibition of Insider Trading) Regulations, 1992

We wish to inform you that with effect from January 29, 2010, Shri Dhiren Parekh has been appointed by the Company as Chief Financial Officer in place of Shri Ashish Tambawala.

The initial disclosure received from Shri Dhiren Parekh in terms of Regulation 13 of the SEBI (Prohibition of Insider Trading) Regulations, 1992 is enclosed.

Kindly inform your members.

Thanking you,

Yours faithfully,
For Reliance Natural Resources Limited



Ashish S Karyekar
Company Secretary

Encl.:

Form B

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992
[Regulation 13(2) and (6)]

Regulation 13(2) — Details of shares held or positions taken as derivatives by Director or Officer of a Listed Company and his dependents

Name, PAN & Address of Director / Officer	Date of assuming office of Director / Officer	No. & % of shares/ voting rights held at the time of becoming Director/ Officer	Date of intimation to company	Mode of acquisition (market purchase/ public/ rights/ preferential offer etc.)	Trading member through whom the trade was executed with SEBI Registration No. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value
Dhiren Parekh PAN : AABPP1645H 41, Shreeji Darshan B Building Shantilal Modi Road Kandivali (W) Mumbai 400 067	29.01.2010	Nil	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.

Yours faithfully,



Dhiren Parekh
Chief Financial Officer
Reliance Natural Resources Limited

Navi Mumbai, January 29, 2010

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

January 29, 2010

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated January 29, 2010 accompanied with Unaudited Financial Results for the quarter ended December 31, 2009.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Natural Resources Limited



Ashish S Karyekar
Company Secretary

Encl.:

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

January 29, 2010

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 1233, 34
Facsimile: 2272 3121, 2037, 2039, 2041
email : corp.relations@bseindia.com
BSE Scrip Code : 532709

Dear Sir,

Sub : Unaudited Financial Results for the quarter ended December 31, 2009

In terms of Clause 41 of the Listing Agreement entered with the Stock Exchange, we enclose a copy of the Unaudited Financial Results for the quarter ended December 31, 2009 which were approved by the Board of Directors at their meeting, held on January 29, 2010.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Natural Resources Limited



Ashish S Karyekar
Company Secretary

Encl.:

Reliance Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

January 29, 2010

National Stock Exchange of India Ltd.
Exchange Plaza, Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38
NSE Symbol : RNRL

Dear Sir,

Sub : Unaudited Financial Results for the quarter ended December 31, 2009

In terms of Clause 41 of the Listing Agreement entered with the Stock Exchange, we enclose a copy of the Unaudited Financial Results for the quarter ended December 31, 2009, which were approved by the Board of Directors at their meeting, held on January 29, 2010.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Natural Resources Limited



Ashish S Karyekar
Company Secretary

Encl.:

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block,
1st Floor, Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

MEDIA RELEASE

RELIANCE NATURAL RESOURCES REPORTS NET PROFIT OF Rs 25 CRORE (US$ 5.4 MILLION) FOR THE QUARTER - AN INCREASE OF 3%

CASH PROFIT OF Rs 25 CRORE (US$ 5.4 MILLION) FOR THE QUARTER

NET WORTH OF Rs 1,864 CRORE (US$ 400.5 MILLION)

Mumbai, January 29, 2009: Reliance Natural Resources Limited (**RNRL**) today announced its unaudited financial results for the quarter ended December 31, 2009. The performance highlights are:

- **Net Profit of Rs 25 crore** (US$ 5.4 million) for the quarter ended December 31, 2009, against Rs 24 crore in the corresponding previous period, **an increase of 3%.**

- **Total Income of Rs 82 crore** (US$ 17.7 million) for the quarter ended December 31, 2009, against Rs 137 crore in the corresponding previous period

- **Cash Profit of Rs 25 crore** (US$ 5.4 million) for the quarter ended December 31, 2009, against Rs 24 crore in the corresponding previous period, **an increase of 3%**

- **Earnings Per Share (EPS) (not annualised) of Rs 0.15** for the quarter ended December 31, 2009.

As on December 31, 2009, **the net worth of the Company has increased to Rs 1,864 crore** (US$ 400.5 million).

The Hon'ble High Court of Bombay in its judgement pronounced on June 15, 2009 held that Reliance Industries Limited (RIL) is under an obligation to supply 28 MMSCMD or 40 MMSCMD of gas, as the case may be for a period of seventeen years at $2.34 per mmbtu and directed the parties to enter into a suitable gas supply agreement within a period of one month.

The Company on July 3, 2009 filed a Special Leave Petition (SLP) before the Supreme Court seeking specific direction to RIL to sign the agreement and supply gas to RNRL. RIL filed SLP seeking the Bombay High Court Judgement dated June 15, 2009 be set aside.

The hearing of the SLPs commenced on October 20, 2009 and concluded on December 18, 2009. The decision of the Hon'ble Supreme Court is awaited.

Background & Business Activities of RNRL

Reliance Natural Resources Limited, a part of the Reliance – Anil Dhirubhai Ambani Group, is engaged primarily in sourcing, supply and transportation of gas, coal and liquid fuels. It is also engaged in exploration, production and distribution of gas and the mining of coal.

RNRL has 4 blocks for the exploration of coal-bed methane and one block for oil & gas.

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

RELIANCE NATURAL RESOURCES LIMITED

Registered Office: 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

Unaudited Financial Results for the quarter and nine months ended December 31, 2009

(Rs. Lakhs)

Sr.No.	Particulars	Quarter ended		Nine Months ended		Year ended
		31-12-2009 Unaudited	31-12-2008 Unaudited	31-12-2009 Unaudited	31-12-2008 Unaudited	31-03-2009 Audited
1	(a) Income from operations	8,229.26	13,771.03	17,936.60	22,492.14	27,001.59
	(b) Other operating Income	-	-	-	-	-
	Total Operating Income	8,229.26	13,771.03	17,936.60	22,492.14	27,001.59
2	**Expenditure**					
	(a) Cost of operations	7,526.57	11,205.51	15,153.13	18,725.60	22,005.82
	(b) Employee Cost	152.69	117.28	416.39	347.06	478.85
	(c) Depreciation (net)	1.82	-	5.44	-	5.99
	(d) Other Expenditure	846.83	643.82	1,619.34	1,965.20	2,486.57
	(e) Total Expenditure	8,527.91	11,966.61	17,194.30	21,037.86	24,977.23
3	Profit /(Loss) from operations before Other Income and Interest	(298.65)	1,804.42	742.30	1,454.28	2,024.36
4	Other Income (net)	4,939.63	3,175.73	13,394.01	11,837.85	14,677.19
5	Profit before Interest	4,640.98	4,980.15	14,136.31	13,292.13	16,701.55
6	Interest and Finance charges	2,097.21	2,455.32	6,768.93	6,964.55	9,513.32
7	Profit before tax	2,543.77	2,524.83	7,367.38	6,327.58	7,188.23
8	Provision for taxes					
	- Current Tax	29.65	88.78	994.75	258.74	170.06
	- Fringe Benefit Tax	-	8.04	-	15.64	11.54
	- Deferred Tax Liability/(Asset)	9.50	6.93	28.33	14.80	19.61
9	Net Profit for the period	2,504.62	2,421.08	6,344.30	6,038.40	6,987.02
10	Paid up Equity Share Capital	81,656.52	81,656.52	81,656.52	81,656.52	81,656.52
	(Face Value Rs. 5 per Share)					
11	Reserves (excluding revaluation reserve)					98,360.93
12	Earnings per share (*not annualised)					
	- Basic (Rs.)	0.15*	0.15*	0.39*	0.37*	0.43
	- Diluted (Rs.)	0.15*	0.15*	0.39*	0.37*	0.43
13	Public shareholding -					
	- Number of shares	737,522,280	737,522,280	737,522,280	737,522,280	737,522,280
	- Percentage of shareholding	45.16	45.16	45.16	45.16	45.16
14	Promoter and promoter group shareholding					
	a) Pledged/Encumbered					
	- Number of shares	NIL		NIL		NIL
	- Percentage of shareholding (as a % of total shareholding of promoter and promoter group)	NIL		NIL		NIL
	- Percentage of shareholding (as a % of total share capital of the company)	NIL		NIL		NIL
	b) Non-encumbered					
	- Number of shares	895,608,142		895,608,142		895,608,142
	- Percentage of shareholding (as a % of total shareholding of promoter and promoter group)	100.00		100.00		100.00
	- Percentage of shareholding (as a % of total share capital of the company)	54.84		54.84		54.84

Notes:

1. After review by the Audit Committee, the Board of Directors of the Company have approved the above results for the quarter and nine months ended December 31, 2009 at their Meeting held on January 29, 2010.

2. The above results for the quarter and nine months ended December 31, 2009 have been subjected to a "Limited Review" by the auditors of the Company, as per the listing agreements entered into with the stock exchanges in India.

3. The Company operates in only one segment, namely, Fuel Handling and Processing. Hence, no separate Segment Report is prepared.

4. Tax liability has been provided on the basis of Minimum Alternate Tax calculations.

5. During the quarter, the company has sold 49% shareholding of Reliance Cementation Private Limited and has earned a profit of Rs. 1,549.25 Lakhs.

6. Other Income (net) includes income from dividend, interest, profit on sale of investments and foreign exchange gain/(loss).

7. Depreciation for the quarter and nine months ended December 31, 2009 charged to Profit & Loss account has been shown net of recovery of Rs.135.16 Lakhs and Rs. 404.60 Lakhs respectively. (Rs. 185.98 Lakhs and Rs. 510.15 Lakhs for the corresponding previous quarter and period).

8. There was no exceptional/extra ordinary item during the quarter/period ended December 31, 2009.

9. The Company, during the quarter ended December 31, 2009, received 15 investor complaints and all of them were resolved. No complaints were pending at the beginning of the quarter.

10. Figures of the previous quarter/period have been regrouped /reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Place: Mumbai
Date: January 29, 2010

Anil D. Ambani
Chairman

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block,
1st Floor, Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

MEDIA RELEASE

RELIANCE NATURAL RESOURCES REPORTS NET PROFIT OF Rs 25 CRORE (US$ 5.4 MILLION) FOR THE QUARTER - AN INCREASE OF 3%

CASH PROFIT OF Rs 25 CRORE (US$ 5.4 MILLION) FOR THE QUARTER

NET WORTH OF Rs 1,864 CRORE (US$ 400.5 MILLION)

Mumbai, January 29, 2010: Reliance Natural Resources Limited (**RNRL**) today announced its unaudited financial results for the quarter ended December 31, 2009. The performance highlights are:

- **Net Profit of Rs 25 crore** (US$ 5.4 million) for the quarter ended December 31, 2009, against Rs 24 crore in the corresponding previous period, **an increase of 3%.**
- **Total Income of Rs 82 crore** (US$ 17.7 million) for the quarter ended December 31, 2009, against Rs 137 crore in the corresponding previous period
- **Cash Profit of Rs 25 crore** (US$ 5.4 million) for the quarter ended December 31, 2009, against Rs 24 crore in the corresponding previous period, **an increase of 3%**
- **Earnings Per Share (EPS) (not annualised) of Rs 0.15** for the quarter ended December 31, 2009.

As on December 31, 2009, **the net worth of the Company has increased to Rs 1,864 crore** (US$ 400.5 million).

The Hon'ble High Court of Bombay in its judgement pronounced on June 15, 2009 held that Reliance Industries Limited (RIL) is under an obligation to supply 28 MMSCMD or 40 MMSCMD of gas, as the case may be for a period of seventeen years at $2.34 per mmbtu and directed the parties to enter into a suitable gas supply agreement within a period of one month.

The Company on July 3, 2009 filed a Special Leave Petition (SLP) before the Supreme Court seeking specific direction to RIL to sign the agreement and supply gas to RNRL. RIL filed SLP seeking the Bombay High Court Judgement dated June 15, 2009 be set aside.

The hearing of the SLPs commenced on October 20, 2009 and concluded on December 18, 2009. The decision of the Hon'ble Supreme Court is awaited.

Background & Business Activities of RNRL

Reliance Natural Resources Limited, a part of the Reliance – Anil Dhirubhai Ambani Group, is engaged primarily in sourcing, supply and transportation of gas, coal and liquid fuels. It is also engaged in exploration, production and distribution of gas and the mining of coal.

RNRL has 4 blocks for the exploration of coal-bed methane and one block for oil & gas.